Exhibit 99.4

Dated 24 June 2024

Between

VCI GLOBAL LIMITED

(“VCIG”)

And

TALKINGDATA GROUP HOLDING LTD

(“Talking Data”)

PARTNERSHIP AGREEMENT

PARTNERSHIP AGREEMENT

THIS PARTNERSHIP AGREEMENT (“AGREEMENT”) is made on 24 June 2024 (“Effective Date”).

BETWEEN:

VCI GLOBAL LIMITED, a company having its business address at B03-C-8, Menara 3A, No 3, Jalan Bangsar, KL Eco City, 59200, Kuala Lumpur (“VCIG”);

AND

TALKINGDATA GROUP HOLDING LTD, a company having its business address at Rm 302 Aviation Services Plaza Building 2 39 Dongzhimenwai St Beijing, 100010 China (“Talking Data”).

(VCIG and TalkingData shall hereinafter be referred to each as a “Party” and collectively, as the “Parties”.)

WHEREAS, The Parties agree that this Agreement shall act as a foundation in establishing a relationship between the Parties subject to the conditions mutually agreed between the Parties in the subsequent definitive agreement.

NOW THEREFORE in consideration of the mutual promises and covenants herein contained, the Parties hereby agree as follows:

1.	PURPOSE AND SCOPE

1.1	The Parties intend for this Agreement to provide the foundation and structure for any and all possible anticipated binding agreement relating to the Exclusive Distributorship Rights (as defined below) and to be granted by TalkingData to VCIG, as well as the Investment by VCIG to Talking Data.

1.2	The Parties hereby agree that this Agreement shall not establish or create any legally binding agreement or obligation. Instead, it is an agreement between the Parties to work together in such a manner to encourage an atmosphere of collaboration and alliance in the support of an effective and efficient partnership to establish and maintain objective and commitments with regards the matters related to Exclusive Distributorship Rights and the Investment.

2.	OBJECTIVES

2.1	The Parties shall work together in a cooperative and collaborative effort and manner to bring about the achievement and fulfillment of the purpose of this Agreement.

2.2	It is not the intent of this Agreement to restrict the Parties to this Agreement from the Parties’ involvement or participation with any other public or private individuals, agencies and organizations.

2.3	The Parties shall at their best effort to communicate, contribute or take part in any or all phases of the planning, launching and development of the services and products to be distributed by Talking Data to VCIG under the Exclusive Distributorship Rights in Southeast Asia region.

2.4	The Parties shall at their best effort to communicate, contribute or take part in any or all phases of the proposed Investment.

3.	INVESTMENT

VCIG agrees to invest in Talking Data for up to United States Dollar Thirty Million (USD30,000,000.00) (“Investment”) based on the valuation of United States Dollar One Billion One Hundred Million (“USD1,100,000,000”) of the Company.

4.	GRANT OF EXCLUSIVE DISTRIBUTORSHIP RIGHTS

TalkingData intends to leverage VCIG’s expertise in both capital markets and technology to strengthen its presence and capabilities in Southeast Asia. As such, TalkingData agrees to grant VCIG the exclusive right to promote, market, sell and distribute TalkingData’s services and products in the Southeast Asia region (“Exclusive Distributorship Right”)

5.	TERM AND TERMINATION

5.1	This Agreement shall take effect on the Effective Date and be valid for a period of ONE (1) year (“Term”).

5.2	This Agreement may be terminated at any time by either Party upon THIRTY (30) days written notice to the other Party.

5.3	Notwithstanding the termination of this Agreement, the confidentiality obligations in this Agreement shall survive the termination of this Agreement for ONE (1) year, or until the Confidential Information in question ceases to be confidential, whichever is later.

6.	CONFIDENTIAL INFORMATION EXCEPTIONS

6.1	The Confidential Information shall mean:

6.1.1	any information, materials, records and/or documents which is disclosed by or on behalf of either Party in relation to the transaction or the business or operations of either Party or its affiliates, regardless of form in which such information was communicated or maintained, whether in written, electronic or machine readable form or orally, whether or not such information is specifically identified or designated as proprietary or confidential of the Parties or its affiliates, including but not limited to specifications, data, know-how, formulae, compositions, processes, designs, intellectual property, sketches, photographs, graphs, drawings, diagrams, artwork, videos, inventions and ideas, agreements, documents, analyses, reports, business plans, studies, notes, projections, compilations, marketing information, research and development, manufacturing or distribution methods and processes, customer lists, price lists, customer requirements, trade secrets or information which is capable of protection at law or equity as confidential information, any information derived or produced partly or wholly from or that reflects the above information (including any notes, reports, analyses, compilations, studies, files or other documents or materials) and/or other materials that contain information which is of commercial, economical, technical and/or business value because of its nature, whether the information was disclosed on or after the Effective Date of this Agreement;

6.1.2	without limitation (i) the fact that both the Parties have entered into this Agreement or that Confidential Information has been made available to both Parties; (ii) any information relating to the Parties or its affiliates, including without limitation information relating to the Parties or its affiliates’ marketing and operational data and strategies; (iii) any information relating to the Parties’ businesses; and (iv) any information relating to the object and scope of any potential or actual business relationship between the Parties.

6.2	The non-disclosure obligations of the Parties shall not apply to information that:-

6.2.1	is or becomes a part of the public domain without breach of this Agreement and through no act or omission of the Parties or its affiliates;

6.2.2	has been independently developed by the Parties or its affiliates through the efforts of their employees or agents who have not had access to the Confidential Information;

6.2.3	can be reasonably demonstrated to have been disclosed or made available to the Parties or its affiliates on a non-confidential basis by a third-party having a right to do so and who did not, directly or indirectly, receive the Confidential Information through a party who discloses the same in breach of its own confidentiality obligation;

6.2.4	is required to be disclosed by order of a court or arbitration tribunal of competent jurisdiction, provided that so far as permissible under the law, the Party or its affiliate shall have immediately notified the other Party in writing prior to the disclosure so as to enable the Party and its affiliates to seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. Both Parties shall also cooperate in seeking and utilizing any such protective order or other remedy. The Parties shall not affect any disclosure that is more extensive than that required by such order of a court or arbitration tribunal and shall take all reasonable actions to seek confidential treatment of the Confidential Information disclosed; and

6.2.5	disclosure has been authorized with the prior written approval of the Parties ,

Provided always that the foregoing exceptions shall not apply to information relating to any combination of features or any combination of items of information merely because information relating to one or more of the relevant individual features or one or more of the relevant items (but not the combination itself) falls within any one or more of such exceptions.

7.	RETURN OF CONFIDENTIAL INFORMATION

Upon receipt of a written request at any time from the Party, the other Party shall, at its sole and absolute discretion: (i) promptly deliver to the Party all documents and materials containing Confidential Information; or (ii) promptly destroy, and procure that its affiliates destroy, all documents and materials containing Confidential Information.

8.	REPRESENTATIONS AND WARRANTIES

Both Parties represent that they are fully authorized to enter into this Agreement. The performance and obligations of either Party will not violate or infringe upon the right of any third party or violate any other agreement between the Parties, individually, and any other person, organization, or business or law or governmental regulation.

9.	INDEMNITY

Both Parties agree to indemnify and hold harmless the other Party, its respective affiliates, officers, agents, employees, and permitted successors and assigns against any and all claims, losses, losses, damages, liabilities, penalties, punitive damages, expenses, reasonable legal fees and costs of any kind or amount whatsoever, which result from the negligence of or breach of this Agreement by the indemnifying party, its respective successors and assigns that occurs in connection with this Agreement. This section remains in full force and effect even after termination of the Agreement by its natural termination or the early termination by either party.

10.	COMPLIANCE

10.1	Under this Agreement, the Parties shall strictly comply with all applicable laws, codes and regulations, and specifically with any personal data protection, health, safety and environmental laws, ordinances, codes and regulations of any jurisdiction where this Agreement may be performed.

10.2	For the avoidance of doubt, the Parties shall comply, and shall ensure that each of its principals, owners, shareholders, officers, directors, employees and agents complies, with all applicable anti-bribery and corruption laws in any business dealings and activities undertaken in connection with this Agreement.

11.	SEVERABILITY

In the event any provision of this Agreement is deemed invalid or unenforceable, in whole or in part, that part shall be severed from the remainder of the Agreement and all other provisions should continue to be in full force and effect as valid and enforceable.

12.	NO WAIVER, VARIATION AND ASSIGNMENT

12.1	No variation to, or assignment of, this Agreement shall be effective without the prior written consent of all Parties.

12.2	Any waiver of any breach of this Agreement shall not be deemed to apply to any succeeding breach of the provision or of any other provision of this Agreement.

12.3	No failure to exercise and no delay in exercising on the part of any of the Parties hereto any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

13.	ENTIRE AGREEMENT

This Parties acknowledge and agree that this Agreement represents the entire agreement between the Parties. In the event that either of the Party desires to change, add or otherwise modify any terms, the Party shall notify and with written consent from the other Party of such intention to change, add or otherwise modify of this Agreement.

14.	LEGAL AND BINDING AGREEMENT

Save for Clauses 6, 7, 10, 9, 11, 15 and 16, this Agreement is not legal and binding between the Parties as set out above. The Parties each represent that they have the authority to enter into this Agreement.

15.	JURISDICTION

This Agreement and all matters arising from or connected with it shall be governed by, construed and interpreted under the laws of Malaysia.

16.	COUNTERPARTS

This Agreement may be executed and delivered (including by facsimile transmission) in several counterparts, each of which when so executed and delivered will be deemed to be an original copy of the same document.

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The Parties hereto execute this Agreement as of the day and year first above written.

VCIG

Signed for and on behalf of	)
VCI GLOBAL LIMITED	)
Designation:
Name:

AND

TALKINGDATA

Signed for and on behalf of	)
TALKING DATA GROUP HOLDING LTD	)
Designation:
Name: